CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2015

SUBORDINATED LIABILITIES, DECEMBER 31, 2014	$	-
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2015		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2015	$	-

See notes to financial statements.